EXHIBIT 12.1

TEXTRON INC.

MANUFACTURING GROUP

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(unaudited)

(In millions, except ratio)

Six Months Ended June 28, 2014
Fixed charges:
Interest expense*	$71
Estimated interest portion of rents	16

Total fixed charges	$87

Income:
Income from continuing operations before income taxes	$335
Fixed charges	87
Eliminate pretax income of Finance group	(11)

Adjusted income	$411

Ratio of income to fixed charges	4.72

*                Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits, which is included in income tax expense.